[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

October 11, 2019

BY EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention: Sergio Chinos, Staff Attorney

Asia Timmons-Pierce, Special Counsel

Re:                        Hillenbrand, Inc.
Registration Statement on Form S-4
Filed September 10, 2019
File No. 333-233699

Ladies and Gentlemen:

This letter responds to the comment contained in the Staff’s comment letter dated October 8, 2019 with respect to Hillenbrand, Inc.’s (“Hillenbrand”) Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 10, 2019 (the “Form S-4”) and is submitted on behalf of Hillenbrand. Hillenbrand has filed today Amendment No. 1 to the Form S-4 (“Amendment No. 1”).

For the convenience of the Staff, the comment contained in the Staff’s comment letter appears below in bold. References in the responses to page numbers are to pages of Amendment No. 1.

In addition to submitting this letter by EDGAR, we are also delivering to the Staff by courier four courtesy copies of this letter together with Amendment No. 1 marked to show the revisions Hillenbrand has made to the Form S-4, including revisions made in response to the Staff’s comment.

Comparison of Stockholder Rights, page 160

Forum Selection Provision, page 172

1.            We note that your forum selection provision identifies a state court located within the State of Indiana (or, if no state court located within the State of Indiana has jurisdiction, the United States District Courts of Indiana) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

October 11, 2019

Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please provide risk factor disclosure clearly describing any risks or other impacts that your forum selection provision will have on investors, including but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: Hillenbrand acknowledges the Staff’s comment and has revised the disclosure on pages 45, 46 and 172 of Amendment No. 1.

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Please do not hesitate to contact the undersigned at 312-407-0784 or richard.witzel@skadden.com with any questions or comments you may have.

Very truly yours,

/s/ Richard C. Witzel, Jr.
Richard C. Witzel, Jr.

Enclosure (by courier only)

cc:	Nicholas R. Farrell
Vice President, General Counsel, Secretary and Chief Compliance Officer
Hillenbrand, Inc.